UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2003

INDEX

PART I:	FINANCIAL INFORMATION	PAGE

Item 1.	Financial Statements

Independent Accountant's Review Report on Interim Financial Statements	3

Consolidated Statements of Income
for the three and nine months ended September 30, 2003 and 2002	4

Consolidated Balance Sheets
as at September 30, 2003 and December 31, 2002	5

Consolidated Statements of Cash Flows
for the nine months ended September 30, 2003 and 2002	6

Notes to the Consolidated Financial Statements	7

Schedule A to the Consolidated Financial Statements	16

Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20

Item 3.	Quantitative and Qualitative Disclosures about Market Risk	28

PART II:	OTHER INFORMATION	29

SIGNATURES		30

ITEM 1 -           FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT’S REVIEW REPORT ON INTERIM
FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of
Teekay Shipping Corporation

We have reviewed the accompanying consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of September 30, 2003, the related consolidated statements of income for the three and nine-month periods ended September 30, 2003 and 2002, and the consolidated statements of cash flows for the nine-month periods ended September 30, 2003 and 2002. Our review also included Schedule A listed in Index Item 1. These consolidated financial statements and schedule are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements and schedule referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended, not presented herein, and in our report dated February 13, 2003 (except for Note 15(b) which is as of February 19, 2003.), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet and related schedule as of December 31, 2002, is fairly stated, in all material respects, in relation to the consolidated balance sheet and schedule from which they have been derived.

Vancouver, Canada, October 23, 2003	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

                                                    Three Months Ended September 30,     Nine Months Ended September 30,
                                                         2003                2002            2003               2002
                                                           $                  $                $                  $
                                                   ------------------------------------ -----------------------------------
                                                               (unaudited)                         (unaudited)
NET VOYAGE REVENUES
Voyage revenues                                          380,544            184,927         1,125,047         560,492
Voyage expenses                                          105,686             62,166           284,207         171,764
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

Net voyage revenues                                      274,858            122,761           840,840         388,728
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

OPERATING EXPENSES
Vessel operating expenses                                 55,281             44,365           153,457         127,415
Time-charter hire expense                                 95,955             11,430           202,349          37,640
Depreciation and amortization                             49,885             37,295           138,790         110,136
General and administrative                                24,118             14,330            60,754          42,824
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------
                                                         225,239            107,420           555,350         318,015
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

Income from vessel operations                             49,619             15,341           285,490          70,713
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

OTHER ITEMS
Interest expense                                         (21,827)           (14,675)          (57,913)        (43,854)
Interest income                                              799                898             2,932           2,691
Write-downs and loss on sale of vessels (note 13)         (5,843)                 -           (36,341)              -
Other loss (note 10)                                      (2,421)              (921)          (23,386)         (9,265)
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

                                                         (29,292)           (14,698)         (114,708)        (50,428)
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

Net income                                                20,327                643           170,782          20,285
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

Earnings per common share
     - Basic                                                0.51               0.02              4.28            0.51
     - Diluted                                              0.50               0.02              4.21            0.50
Weighted average number of common shares
     - Basic                                          40,042,702          39,667,088        39,870,740     39,618,246
     - Diluted                                        40,942,172          40,229,966        40,560,103     40,259,815
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                                           As at            As at
                                                                                       September 30,     December 31,
                                                                                           2003              2002
                                                                                             $                $
                                                                                     ---------------- -----------------
                                                                                        (unaudited)
     ASSETS
     Current
     Cash and cash equivalents (note 7)                                                   335,951          284,625
     Restricted cash                                                                          773            4,180
     Accounts receivable                                                                  114,519           70,906
     Prepaid expenses and other assets                                                     53,061           27,847
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total current assets                                                                 504,304          387,558
     ----------------------------------------------------------------------------- ---------------- -----------------
                                                                                           71,285           13,630
     Marketable securities (note 4)

     Vessels and equipment (notes 7 and 13)
     At cost, less accumulated depreciation of $986,986
         (December 31, 2002 -  $940,082)                                                2,502,791        1,928,488
     Vessels under capital leases, at cost, less accumulated
         depreciation of $81 (December 31, 2002 - nil)                                     37,061                -
     Advances on newbuilding contracts (note 9)                                           106,703          138,169
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total vessels and equipment                                                        2,646,555        2,066,657
     ----------------------------------------------------------------------------- ---------------- -----------------
     Restricted cash (note 7)                                                                   -            4,605
     Deposit for purchase of Navion AS (note 2)                                                 -           76,000
     Net investment in direct financing leases (note 2)                                    46,280                -
     Investment in joint ventures                                                          55,082           56,354
     Other assets                                                                          53,378           29,513
     Intangible assets - net (note 5)                                                     116,511                -
     Goodwill (note 5)                                                                    130,291           89,189
     ----------------------------------------------------------------------------- ---------------- -----------------
                                                                                        3,623,686        2,723,506
     ============================================================================= ================ =================

     LIABILITIES AND STOCKHOLDERS' EQUITY
     Current
     Accounts payable                                                                      43,399           22,307
     Accrued liabilities                                                                   92,456           83,643
     Current portion of long-term debt (note 7)                                           144,074           83,605
     Current obligation under capital lease (note 9)                                        1,135                -
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total current liabilities                                                            281,064          189,555
     ----------------------------------------------------------------------------- ---------------- -----------------
     Long-term debt (note 7)                                                            1,605,331        1,047,217
     Obligation under capital lease (note 9)                                               35,797                -
     Other long-term liabilities                                                           83,188           44,512
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total liabilities                                                                  2,005,380        1,281,284
     ----------------------------------------------------------------------------- ---------------- -----------------

     Minority interest                                                                     19,232           20,324

     Stockholders' equity
     Capital stock (note 8)                                                               477,945          470,988
     Retained earnings                                                                  1,099,106          954,005
     Accumulated other comprehensive income (loss)                                         22,023           (3,095)
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total stockholders' equity                                                         1,599,074        1,421,898
     ----------------------------------------------------------------------------- ---------------- -----------------

                                                                                        3,623,686        2,723,506
     ============================================================================= ================ =================

        Commitments and contingencies (note 9)

         The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                                  Nine Months Ended September 30,
                                                                                    2003                    2002
                                                                                     $                       $
                                                                           ----------------------- -----------------------
                                                                                            (unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                                         170,782                 20,285
Non-cash items:
     Depreciation and amortization                                                 138,790                110,136
     Loss on disposition of assets                                                   1,467                  1,130
     Loss on write-down of vessels and marketable securities                        39,642                      -
     Equity income (net of dividends received: September 30, 2003 -$5,657 ;
        September 30, 2002 - $1,748)                                                 1,904                 (1,304)
     Income tax expense                                                             23,186                  9,701
     Other - net                                                                    (7,421)                 1,229
Change in non-cash working capital items related to
   operating activities                                                            (14,532)                (4,010)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow from operating activities                                            353,818                137,167
-------------------------------------------------------------------------- ----------------------- -----------------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                                                 1,679,297                 78,890
Scheduled repayments of long-term debt                                             (49,182)               (34,676)
Prepayments of long-term debt                                                   (1,023,000)                (8,000)
Decrease in restricted cash                                                          8,012                     87
Proceeds from issuance of Common Stock                                              11,757                  3,532
Repurchase of Common Stock                                                               -                 (1,546)
Cash dividends paid                                                                (25,678)               (25,547)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow from financing activities                                            601,206                 12,740
-------------------------------------------------------------------------- ----------------------- -----------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                            (227,070)               (93,115)
Expenditures for drydocking                                                        (23,191)               (23,027)
Proceeds from disposition of vessels and equipment                                  91,080                      -
Purchase of Navion AS                                                             (704,734)                     -
Purchase of available-for-sale securities                                          (37,291)                     -
Proceeds from disposition of available-for-sale securities                           2,954                  6,675
Proceeds from joint venture                                                         25,500                      -
Investment in joint venture and advance to joint venture partner                   (25,000)               (52,000)
Other                                                                               (5,946)                (1,885)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow from investing activities                                           (903,698)              (163,352)
-------------------------------------------------------------------------- ----------------------- -----------------------

Increase (decrease) in cash and cash equivalents                                    51,326                (13,445)
Cash and cash equivalents, beginning of the period                                 284,625                174,950
-------------------------------------------------------------------------- ----------------------- -----------------------

Cash and cash equivalents, end of the period                                       335,951                161,505
-------------------------------------------------------------------------- ----------------------- -----------------------

        The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2003 and for the Three and Nine-Month Periods
Ended September 30, 2003 and 2002 is unaudited)

1.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission. They include the accounts of Teekay Shipping Corporation (“Teekay”), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the “Company”). Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2002. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three and nine-month periods ended September 30, 2003 are not necessarily indicative of those for a full fiscal year.

2.	Acquisition of Navion AS

In April 2003, Teekay completed its acquisition of 100% of the issued and outstanding shares of Navion AS for approximately $774.2 million in cash, including transaction costs of approximately $7 million. The Company made a deposit of $76.0 million towards the purchase price on December 16, 2002. The remaining portion of the purchase price was paid on closing. The Company funded its acquisition of Navion by borrowing under a $500 million 364-day facility (subsequently replaced by a $550 million revolving credit facility), together with available cash and borrowings under other existing revolving credit facilities. Navion’s results of operation have been consolidated with Teekay’s results commencing April 1, 2003.

Navion, based in Stavanger, Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of September 30, 2003, consisted of eight owned and 12 chartered-in vessels (excluding five vessels chartered-in from the Company’s shuttle tanker subsidiary Ugland Nordic Shipping AS (“UNS”)), provides logistical services to the Norwegian state-owned oil company, Statoil ASA, and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Navion’s modern, chartered-in, conventional tanker fleet, which as of September 30, 2003, consisted of 12 crude oil tankers and 10 product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two floating storage and off-take (“FSO”) vessels currently trading as conventional crude oil tankers in the Atlantic region, three chartered-in methanol carriers and one liquid petroleum gas (“LPG”) carrier on long-term charter to Statoil. Through Navion Chartering AS, an entity owned jointly with Statoil, Navion has a first right of refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. In addition to tanker operations, Navion also constructs, installs, operates and leases equipment (“VOC Equipment”) that reduces volatile organic compound emissions during loading, transportation and storage of oil and oil products.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2003 and for the Three and Nine-Month Periods
Ended September 30, 2003 and 2002 is unaudited)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed by the Company at the date of the Navion acquisition. The Company is in the process of finalizing certain elements of the purchase price allocation and, therefore, the allocation is subject to further refinement.

                                                                                                         As at
                                                                                                        April 1,
                                                                                                          2003
                                                                                                      (unaudited)
                                                                                                           $
                                                                                                    -----------------
         ASSETS
         Current assets                                                                                     64,457
         Vessels and equipment                                                                             543,003
         Net investment in direct financing leases                                                          45,558
         Other assets – long-term                                                                            3,835
         Intangible assets subject to amortization:
            Contracts of affreightment (15-year sum-of-years declining balance)                            117,000
         Goodwill (fixed-rate segment)                                                                      40,033
         ------------------------------------------------------------------------- ---------------- -----------------

         Total assets acquired                                                                             813,886
         ------------------------------------------------------------------------- ---------------- -----------------
         LIABILITIES
         Current liabilities                                                                                36,270
         Other long-term liabilities                                                                         3,463
         ------------------------------------------------------------------------- ---------------- -----------------

         Total liabilities assumed                                                                          39,733
         ------------------------------------------------------------------------- ---------------- -----------------

         Net assets acquired (cash consideration)                                                          774,153
         ------------------------------------------------------------------------- ---------------- -----------------

The following table shows comparative summarized consolidated pro forma financial information for the Company for the nine-month period ended September 30, 2003 and 2002, giving effect to the acquisition of 100% of the outstanding shares in Navion as if the acquisition had taken place on January 1 on each of the periods presented:

                                                                                         Pro Forma
                                                                               Nine Months Ended September 30,
                                                                                2003                    2002
                                                                             (unaudited)             (unaudited)
                                                                                  $                       $
                                                                       ----------------------- ----------------------
          Net voyage revenues......................................          1,023,351                 754,063
          Net income...............................................            216,821                  26,784
          Net income per common share
          - basic .................................................               5.44                    0.68
          - diluted................................................               5.35                    0.67
3.	Acquisition of 50 % of Petrotrans Holdings Ltd.

On September 30, 2003, Teekay acquired 50% of the issued and outstanding shares of Petrotrans Holdings Ltd., the parent company of Skaugen Petrotrans Inc. (SPT). The acquisition was completed for approximately $25 million in cash, and an “earn-out element” to be calculated based on the financial performance of SPT over the next five years. The Company funded this acquisition with available cash.

SPT is a leading lightering company operating out of Houston, Texas. Lightering is the process of ship-to-ship transfer of oil cargo, which is required when vessels transporting oil are too large to enter ports that are not deep enough or have narrow entrances, or small berths. The lightering process consists of maneuvering a smaller tanker (service vessel) alongside the larger tanker, typically with both vessels underway. The service vessel transports the oil cargo to the port. SPT lighters approximately 1.1 million barrels of crude per day, or approximately 15% of all seaborne crude oil into US ports.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2003 and for the Three and Nine-Month Periods
Ended September 30, 2003 and 2002 is unaudited)

The acquisition of the 50% interest in Petrotrans Holdings Ltd. will be accounted for using the equity method, whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings.

4.	Investments in Marketable Securities
                                                                         Gross           Gross         Approximate
                                                                       Unrealized     Unrealized        Market and
                                                          Cost           Gains          Losses       Carrying Values
                                                            $              $               $                $
                                                      -------------- --------------- -------------- -------------------
         September 30, 2003
         Available-for-sale equity securities..........    48,495         22,863           (73)           71,285

         December 31, 2002
         Available-for-sale equity securities..........    21,416              -        (7,786)           13,630
Available-for-sale equity securities represent 2,906,000 shares (2002 - Nil) in A/S Dampskibsselskabet Torm ("Torm") and 801,221 shares (2002 - 1,001,221) in Nordic American Tanker Shipping Ltd.

5.	Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the nine-month period ended September 30, 2003 for the Company’s spot tanker segment and the fixed-rate segment (as described in Note 14), are as follows:

                                                          Spot Tanker      Fixed-Rate
                                                            Segment         Segment          Other         Total
                                                               $               $               $             $
                                                        ---------------- --------------- -------------- -------------
          Balance as of January 1, 2003................        -             87,079          2,110         89,189
          Goodwill acquired............................        -             40,033          1,069         41,102
                                                        ---------------- --------------- -------------- -------------
          Balance as of September 30, 2003.............        -            127,112          3,179        130,291
                                                        ================ =============== ============== =============

The goodwill allocated to the fixed-rate segment is tested for impairment each year. Based on the test conducted on the goodwill in the fixed-rate segment in June 2003, the Company determined that goodwill was not impaired at such time.

The following table presents amortization details of intangible assets acquired by the Company:

                                                          Gross Carrying      Accumulated      Net Carrying
                                                              Amount         Amortization         Amount
                                                                  $                 $                 $
                                                        ------------------- ------------------ -----------------

          Contracts of affreightment ("COAs")..........        117,000            7,548            109,452
          Intellectual property........................          7,701              642              7,059
                                                        ------------------- ------------------ -----------------
                                                               124,701            8,190            116,511
                                                        =================== ================== =================

          Aggregate amortization expense of intangible assets:
             Three months ended September 30, 2003                                                   4,049
             Nine months ended September 30, 2003                                                    8,190
6.	Cash Flows

Cash interest paid by the Company during the nine-month period ended September 30, 2003 and 2002 approximated $67.2 million and $59.6 million, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2003 and for the Three and Nine-Month Periods
Ended September 30, 2003 and 2002 is unaudited)

7.	Long-Term Debt

                                                                                    September 30,      December 31,
                                                                                        2003              2002
                                                                                         $                  $
                                                                                  ----------------- ------------------
         Revolving Credit Facilities............................................        570,000           210,000
         Premium Equity Participating Security Units (7.25%) due May 18, 2006 ..        143,750                 -
         First Preferred Ship Mortgage Notes (8.32%) due through 2008...........        167,229           167,229
         Term Loans due through 2010 ...........................................        516,602           401,593
         Senior Notes (8.875%) due July 15, 2011 ...............................        351,824           352,000
                                                                                  ----------------- ------------------
                                                                                      1,749,405         1,130,822
         Less current portion...................................................        144,074            83,605
                                                                                  ----------------- ------------------
                                                                                      1,605,331         1,047,217
                                                                                  ================= ==================

As of September 30, 2003, the Company had three long-term Revolving Credit Facilities (the “Revolvers”) available, which, as at such date, provided for borrowings of up to $931.3 million, of which $361.3 million was undrawn. The amount available under the Revolvers reduces semi-annually by a combined $59.3 million, with final balloon reductions scheduled for one Revolver in 2006 and for the other two Revolvers in 2008. Two of the Revolvers are collateralized by first priority mortgages granted on 30 of the Company’s vessels, together with other related collateral, and all the revolvers include a guarantee from Teekay for all amounts outstanding under the Revolvers.

The 7.25% Premium Equity Participating Security Units due May 18, 2006 (the “Equity Units”) are unsecured and subordinated to all of the Company’s senior debt. The Equity Units are not guaranteed by any of the Company’s subsidiaries and effectively rank behind all existing and future secured debt. Each Equity Unit includes (a) a forward contract that requires the holder to purchase for $25 a specified fraction of a share of the Company’s Common Stock on February 16, 2006 and (b) a $25 principal amount, subordinated note due May 18, 2006. The forward contracts provide for contract adjustment payments of 1.25% annually and the notes bear interest at 6.0% annually. Upon settlement on February 16, 2006 of the 5.75 million forward contracts included in the Equity Units, the Company will issue between 3,267,150 and 3,991,075 shares of its Common Stock (depending on the average closing price of the Common Stock for the 20-trading day period ending on the third trading day prior to February 16, 2006).

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the “8.32% Notes”) are collateralized by first preferred mortgages on seven of the Company’s Aframax tankers, together with other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the “8.32% Notes Guarantor Subsidiaries”) to a maximum of 95% of the fair value of their net assets. As at September 30, 2003, the fair value of these net assets approximated $172.5 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

Condensed financial information regarding Teekay, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of Teekay is set out in Schedule A of these consolidated financial statements.

The Company has several term loans outstanding, which, as at September 30, 2003, totaled $516.6 million. The term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with other collateral. All term loans, other than UNS term loans totaling $348.6 million, are guaranteed by Teekay.

Pursuant to long-term debt agreements, the amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of September 30, 2003, to $506.7 million. Certain loan agreements require that a minimum level of free cash be maintained. As at September 30, 2003, this amount was $131.2 million.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2003 and for the Three and Nine-Month Periods
Ended September 30, 2003 and 2002 is unaudited)

8.	Capital Stock

The authorized capital stock of Teekay at September 30, 2003 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at September 30, 2003, Teekay had 40,153,527 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

As at September 30, 2003, the Company had reserved 5,342,069 shares of Common Stock for issuance upon exercise of options granted or to be granted pursuant to its 1995 Stock Option Plan. As at September 30, 2003, options to purchase a total of 4,062,366 shares of Teekay’s Common Stock were outstanding, of which 2,079,771 options were then exercisable at prices ranging from $16.875 to $41.19 per share, with a weighted-average exercise price of $29.01 per share. All outstanding options have exercise prices ranging from $16.875 to $41.19 per share and a weighted-average exercise price of $34.094 per share. All outstanding options expire between July 19, 2005 and March 10, 2013, ten years after the date of each respective grant.

Under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” and as amended by Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation-Transition and Disclosure,” disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 (“APB 25”) “Accounting for Stock Issued to Employees.” As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense has been recognized under APB 25. The following table illustrates the effect on net income and earnings per share had the Company applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

                                                                   Three Months Ended          Nine Months Ended
                                                                     September 30,                September 30,
                                                                2003             2002           2003          2002
                                                                  $                $              $             $
                                                          ----------------- ------------- -------------- -------------
         Net income - as reported.......................       20,327              643        170,782       20,285
         Less: Total stock-based compensation expense...        2,060            1,919          6,185        5,737
                                                          ----------------- ------------- -------------- -------------
         Net income (loss) - pro forma..................       18,267           (1,276)       164,597       14,548
                                                          ================= ============= ============== =============

         Basic earnings (loss) per common share:
         As reported....................................         0.51             0.02           4.28         0.51
         Pro forma......................................         0.46            (0.03)          4.13         0.37

         Diluted earnings (loss) per common share:
         As reported....................................         0.50             0.02           4.21         0.50
         Pro forma......................................         0.45            (0.03)          4.06         0.36

For the purpose of the above pro forma calculation, the fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the options granted: expected volatility of 30%, expected life of five years, dividend yield of 3.0%, and weighted-average risk-free interest rate of 2.5% in 2003 and 4.7% in 2002.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2003 and for the Three and Nine-Month Periods
Ended September 30, 2003 and 2002 is unaudited)

9.	Commitments and Contingencies

As of September 30, 2003, the Company was committed to the construction of four Suezmax tankers (including two scheduled for conversion to shuttle tankers upon delivery) and nine Aframax tankers scheduled for delivery between November 2003 and January 2006, at a total cost of approximately $579.3 million, excluding capitalized interest. As of September 30, 2003, payments made towards these commitments totaled $99.1 million and long-term financing arrangements existed for $342.4 million of the cost of these vessels. It is the Company’s intention to finance the remaining $137.8 million through either debt borrowing, surplus cash balances, or a combination thereof. As of September 30, 2003, the remaining payments required to be made under these newbuilding and conversion contracts were: $37.4 million in 2003, $324.9 million in 2004, and $117.9 million in 2005. Two of the Suezmax tanker newbuildings as well as one of the Aframax tanker newbuildings will be subject to long-term charter contracts upon delivery. These charter contracts expire between 2009 and 2017.

The Company is also committed to a 15-year capital lease on an Aframax tanker that was delivered in September 2003. The lease will require minimum payments of $66.6 million (including a purchase obligation payment) over the remaining term of the lease.

During September 2003, the Company was awarded a contract by a consortium of major oil companies (“Industry Co-op”) to construct and install VOC Equipment, which reduces emissions during cargo operations, on a number of shuttle tankers. The construction and installation of these plants are expected to be completed by the end of 2004 at a total cost to Teekay of approximately $42 million. Under an existing frame agreement, the Industry Co-op has the option to order additional plants, which the Company expects would cost between $40 million and $50 million.

Teekay and certain of its subsidiaries have guaranteed their share of the outstanding mortgage debt in four 50%-owned joint venture companies. As of September 30, 2003, Teekay and these subsidiaries had guaranteed $104.0 million, or 50% of the total $208.0 million, in outstanding mortgage debt of the joint venture companies. These joint venture companies own an aggregate of four shuttle tankers.

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

10.	Other Loss

                                                                         Three Months Ended         Nine Months Ended
                                                                       September     September    September    September
                                                                          30,           30,          30,          30,
                                                                         2003          2002         2003         2002
                                                                           $             $            $            $
                                                                     -------------- ------------ ------------ ------------
         Gain/(Loss) on disposition of available-for-sale
         securities..............................................         (28)              -         142        (1,130)
         Write-down of marketable securities.....................            -              -      (4,910)           -
         Equity income...........................................        1,357            765       3,753         3,052
         Income tax expense......................................       (6,000)        (2,710)    (23,186)       (9,701)
         Miscellaneous...........................................        2,250          1,024         815        (1,486)
                                                                     -------------- ------------ ------------ ------------
                                                                        (2,421)          (921)    (23,386)       (9,265)
                                                                     ============== ============ ============ ============

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2003 and for the Three and Nine-Month Periods
Ended September 30, 2003 and 2002 is unaudited)

11.	Comprehensive Income

                                                                        Three Months Ended         Nine Months Ended
                                                                      September     September    September    September
                                                                         30,           30,          30,          30,
                                                                         2003         2002         2003         2002
                                                                          $             $            $            $
                                                                     ------------- ------------ ------------- ------------
         Net income                                                     20,327           643      170,782       20,285
         Other comprehensive income:
            Unrealized gain/(loss) on available-for-sale securities     22,577        (2,184)      23,007       (2,328)
            Reclassification adjustment for loss on available-for-
              sale securities included in net income                        31             -        4,971          737
            Unrealized gain/(loss) on derivative instruments             6,644          (896)      (4,938)       2,562
            Reclassification adjustment for gain/(loss) on
              derivative instruments                                     2,441        (1,146)       2,078       (1,646)
                                                                     ------------- ------------ ------------ ------------
         Comprehensive income/(loss)                                    52,020        (3,583)     195,900       19,610
                                                                     ============= ============ ============ ============

12.	Derivative Instruments and Hedging Activities

The Company uses derivatives only for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates and bunker fuel prices and the effect of these strategies on the Company’s financial statements.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with forward contracts and a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at September 30, 2003, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 909.0 million, Canadian Dollars 52.5 million, Euros 0.5 million, Australian Dollars 1.2 million, and Singapore Dollars 15.2 million for U.S. Dollars at an average rate of Norwegian Kroner 7.64 per U.S. Dollar, Canadian Dollar 1.59 per U.S. Dollar, Euros 1.07 per U.S. Dollar, Australian Dollar 0.67 per U.S. Dollar, and Singapore Dollar 1.72 per U.S. Dollar, respectively. The foreign exchange forward contracts mature as follows: $31.1 million in 2003, $106.1 million in 2004, $20.0 million in 2005, and $5.0 million in 2006. As at September 30, 2003, the Company was committed to bunker fuel swap contracts totaling 10,860 metric tonnes, with a weighted-average price of $116.00 per tonne. The fuel swap contracts expire between October 2003 and May 2004.

As at September 30, 2003, the Company was committed to interest rate swap agreements whereby $710.0 million of the Company’s floating-rate debt was swapped with fixed-rate obligations having a weighted-average remaining term of 1.8 years. These agreements, which expire between January 2004 and January 2006, effectively change the Company’s interest rate exposure on $710.0 million of debt from a floating LIBOR rate to a weighted-average fixed-rate of 2.73%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

13.	Write-Downs and Loss on Sale of Vessels

During the first two quarters of 2003, the Company sold six-1980s-built Aframax tankers and one 1980s-built Panamax oil/bulk/ore carriers (“O/B/Os”). During the third quarter of 2003, the Company sold three 1980s-built Panamax O/B/Os as well as two 1980s-built Aframax tankers. Subsequent to September 30, 2003, the Company sold four additional 1980s-built Panamax O/B/Os and one 1980s-built Aframax tanker.

The results for the three and nine-month periods ended September 30, 2003 include write-downs and loss on sale from these vessels totaling $5.8 million and $36.3 million, respectively. Vessels write-downs to fair market value in the three and nine-month periods ended September 30, 2003, were determined using the estimated net proceeds from the sales.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2003 and for the Three and Nine-Month Periods
Ended September 30, 2003 and 2002 is unaudited)

14.	Segment Reporting

The Company has two reportable segments: its spot tanker segment and its fixed-rate segment. The Company’s spot tanker segment consists of conventional crude oil tankers, O/B/Os, and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or on short-term fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. The Company’s fixed-rate segment consists of shuttle tankers, FSO vessels, an LPG carrier and conventional crude oil and product tankers subject to long-term fixed-rate time-charter contracts or contracts of affreightment. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the three- and nine-month periods ended September 30, 2003 and 2002.

         ---------------------------------------------- -------------------- -------------------- ------------------
                                                               Spot Tanker          Fixed-Rate
                                                                 Segment              Segment              Total
         Three months ended September 30, 2003                      $                    $                   $
         ---------------------------------------------- -------------------- -------------------- ------------------

         Net voyage revenues - external................         150,471              124,387              274,858
         Vessel operating expenses.....................          31,793               23,488               55,281
         Time-charter hire expense.....................          50,112               45,843               95,955
         Depreciation and amortization.................          27,004               22,881               49,885
         General and administrative (1)................          14,839                9,279               24,118
                                                        -------------------- -------------------- ------------------
         Income from vessel operations.................          26,723               22,896               49,619
                                                        ==================== ==================== ==================

         Net voyage revenues - intersegment............               -                4,986                4,986
         Total assets at September 30, 2003............       1,335,183            1,649,299            2,984,482
         ---------------------------------------------- -------------------- -------------------- ------------------
                                                               Spot Tanker          Fixed-Rate
                                                                 Segment              Segment              Total
         Three months ended September 30, 2002                      $                    $                   $
         ---------------------------------------------- -------------------- -------------------- ------------------

         Net voyage revenues - external................          86,691               36,070              122,761
         Vessel operating expenses.....................          33,014               11,351               44,365
         Time-charter hire expense.....................          11,430                    -               11,430
         Depreciation and amortization.................          26,454               10,841               37,295
         General and administrative (1)................          11,536                2,794               14,330
                                                        -------------------- -------------------- ------------------
         Income from vessel operations ................           4,257               11,084               15,341
                                                        ==================== ==================== ==================

         Net voyage revenues - intersegment............               -                    -                    -

         ---------------------------------------------- -------------------- -------------------- ------------------
                                                               Spot Tanker          Fixed-Rate
                                                                 Segment              Segment              Total
         Nine months ended September 30, 2003                      $                    $                   $
         ---------------------------------------------- -------------------- -------------------- ------------------

         Net voyage revenues - external................         546,125              294,715              840,840
         Vessel operating expenses.....................          95,821               57,636              153,457
         Time-charter hire expense.....................         113,851               88,498              202,349
         Depreciation and amortization.................          81,671               57,119              138,790
         General and administrative (1)................          39,421               21,333               60,754
                                                        -------------------- -------------------- ------------------
         Income from vessel operations.................         215,361               70,129              285,490
                                                        ==================== ==================== ==================
         Net voyage revenues - intersegment.............              -               18,850               18,850

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2003 and for the Three and Nine-Month Periods
Ended September 30, 2003 and 2002 is unaudited)

         ---------------------------------------------- -------------------- -------------------- ------------------
                                                               Spot Tanker          Fixed-Rate
                                                                 Segment              Segment              Total
         Nine months ended September 30, 2002                       $                    $                   $
         ---------------------------------------------- -------------------- -------------------- ------------------

         Net voyage revenues - external................         281,176              107,552              388,728
         Vessel operating expenses.....................          96,671               30,744              127,415
         Time-charter hire expense.....................          37,640                    -               37,640
         Depreciation and amortization.................          77,556               32,580              110,136
         General and administrative (1)................          34,622                8,202               42,824
                                                        -------------------- -------------------- ------------------
         Income from vessel operations.................          34,687               36,026               70,713
                                                        ==================== ==================== ==================

         Net voyage revenues - intersegment............               -                    -                    -

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to amounts presented in the consolidated balance sheet is as follows:

                                                                                                       September 30,
                                                                                                            2003
                                                                                                              $
                                                                                                  ------------------

         Total assets of all segments................................................                   2,984,482
         Cash, restricted cash and marketable securities.............................                     408,009
         Accounts receivable and other assets........................................                     231,195
                                                                                                  ------------------
         Consolidated total assets...................................................                   3,623,686
                                                                                                  ==================
15.	Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements of the business enterprise. FIN 46 applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. FIN 46 also sets forth certain disclosures regarding interests in variable interest entities that are deemed significant, even if consolidation is not required. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its financial position, results of operations and cash flows.

16.	Subsequent Event

Subsequent to September 30, 2003, the Company repurchased $29.9 million of its 8.32% Notes at a total cost of $33.2 million. In addition, the Company has also cancelled $57.8 million of its 8.32% Notes, which previously had been outstanding, although held by the Company.

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

                                                               Three Months Ended September 30, 2003
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                   -        17,203          275,470       (17,815)         274,858
Operating expenses                                2,916         8,786          231,352       (17,815)         225,239
                                           -------------------------------------------------------------------------------
   (Loss) income from vessel operations          (2,916)        8,417           44,118             -           49,619
Net interest expense                            (16,063)            -           (4,965)            -          (21,028)
Equity in net income of subsidiaries             51,427             -                -       (51,427)               -
Other income (loss)                             (12,121)            -            3,857             -           (8,264)
                                           -------------------------------------------------------------------------------
Net income                                       20,327         8,417           43,010       (51,427)          20,327
Retained earnings (deficit), beginning of
the period                                    1,087,367       (11,617)       1,326,299    (1,314,682)       1,087,367
Dividends declared                               (8,588)            -                -             -           (8,588)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
period                                        1,099,106        (3,200)       1,369,309    (1,366,109)       1,099,106
                                           ===============================================================================

                                                               Three Months Ended September 30 , 2002
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                   -         9,260          149,480       (35,979)         122,761
Operating expenses                                3,442         9,031          130,926       (35,979)         107,420
                                           -------------------------------------------------------------------------------
   (Loss) income from vessel operations          (3,442)          229           18,554             -           15,341
Net interest expense                            (10,623)            -           (3,154)            -          (13,777)
Equity in net income of subsidiaries             15,566             -                -       (15,566)               -
Other loss                                         (858)            -              (63)            -             (921)
                                           -------------------------------------------------------------------------------
Net income                                          643           229           15,337       (15,566)             643
Retained earnings (deficit), beginning of
the period                                      938,285       (13,008)       1,078,472    (1,065,464)         938,285
Dividends declared                               (8,535)            -                -             -           (8,535)
Repurchase of Common Stock                         (967)            -                -             -             (967)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
period                                          929,426       (12,779)       1,093,809    (1,081,030)         929,426
                                           ===============================================================================

       (See Notes 7 and 9)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

                                                                Nine Months Ended September 30, 2003
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                   -        35,104          841,452       (35,716)         840,840
Operating expenses                                9,380        25,192          556,494       (35,716)         555,350
                                           -------------------------------------------------------------------------------
   (Loss) income from vessel operations          (9,380)        9,912          284,958             -          285,490
Net interest expense                            (40,790)            -          (14,191)            -          (54,981)
Equity in net income of subsidiaries            233,809             -                -      (233,809)               -
Other loss                                      (12,857)            -          (46,870)            -          (59,727)
                                           -------------------------------------------------------------------------------
Net income                                      170,782         9,912          223,897      (233,809)         170,782
Retained earnings (deficit), beginning of
the period                                      954,005       (13,112)       1,145,412    (1,132,300)         954,005
Dividends declared                              (25,681)            -                -             -          (25,681)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
period                                        1,099,106        (3,200)       1,369,309    (1,366,109)       1,099,106
                                           ===============================================================================

                                                                Nine Months Ended September 30, 2002
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                   -        27,237          467,263      (105,772)         388,728
Operating expenses                                9,276        24,738          389,773      (105,772)         318,015
                                           -------------------------------------------------------------------------------
   (Loss) income from vessel operations          (9,276)        2,499           77,490             -           70,713
Net interest expense                            (31,441)            -           (9,722)            -          (41,163)
Equity in net income of subsidiaries             59,907             -                -       (59,907)               -
Other income (loss)                               1,095             -          (10,360)            -           (9,265)
                                           -------------------------------------------------------------------------------
Net income                                       20,285         2,499           57,408       (59,907)          20,285
Retained earnings (deficit), beginning of
the period                                      935,660       (15,278)       1,036,401    (1,021,123)         935,660
Dividends declared                              (25,552)            -                -             -          (25,552)
Repurchase of Common Stock                         (967)            -                -             -             (967)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
period                                          929,426       (12,779)       1,093,809    (1,081,030)         929,426
                                           ===============================================================================

      (See Notes 7 and 9)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED BALANCE SHEETS
(in thousands of U.S. dollars)
(unaudited)

                                                                      As at September 30, 2003
                                          ---------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                          Teekay Shipping    Guarantor    Non-Guarantor                    Shipping Corp.
                                               Corp.       Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                 $               $              $                $               $
                                          ---------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                            -               -         335,951               -           335,951
Other current assets                             2,026             371         261,956         (96,000)          168,353
                                          ---------------------------------------------------------------------------------
     Total current assets                        2,026             371         597,907         (96,000)          504,304
Vessels and equipment (net)                          -         246,409       2,400,146               -         2,646,555
Advances due from subsidiaries                 335,259               -               -        (335,259)                -
Net investment in direct financing leases            -               -          46,280               -            46,280
Investment in joint ventures                         -               -          55,082                            55,082
Other assets (principally marketable
securities                                   1,922,675               -         124,663      (1,922,675)          124,663
     and investments in subsidiaries)
Intangible assets - net                              -               -         116,511               -           116,511
Goodwill                                             -               -         130,291               -           130,291
                                          ---------------------------------------------------------------------------------
                                             2,259,960         246,780       3,470,880      (2,353,934)        3,623,686
                                          =================================================================================
LIABILITIES & STOCKHOLDERS'
EQUITY
Current liabilities                             16,239           1,437         359,388         (96,000)          281,064
Long-term debt and other long-term             666,670               -       1,057,646               -         1,724,316
liabilities
Due (from)/to affiliates                             -        (120,787)        500,573        (379,786)                -
                                          ---------------------------------------------------------------------------------
     Total liabilities                         682,909        (119,350)      1,917,607        (475,786)        2,005,380
                                          ---------------------------------------------------------------------------------
Minority interest                                    -               -          19,232               -            19,232
Stockholders' Equity
Capital stock                                  477,945              23           5,943          (5,966)          477,945
Contributed capital                                  -         369,307         136,766        (506,073)                -
Retained earnings (deficit)                  1,099,106          (3,200)      1,369,309      (1,366,109)        1,099,106
Accumulated other comprehensive income               -               -          22,023               -            22,023
                                          ---------------------------------------------------------------------------------
     Total stockholders' equity              1,577,051         366,130       1,534,041      (1,878,148)        1,599,074
                                          ---------------------------------------------------------------------------------
                                             2,259,960         246,780       3,470,880      (2,353,934)        3,623,686
                                          =================================================================================

                                                                       As at December 31, 2002
                                          ---------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                               Teekay        Guarantor     Non-Guarantor                   Shipping Corp.
                                           Shipping Corp.   Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $               $               $                $
                                          ----------------- ------------- ---------------- --------------- ----------------
ASSETS
Cash and cash equivalents                            -              -           284,625              -           284,625
Other current assets                             1,500             43           197,390        (96,000)          102,933
                                          ----------------- ------------- ---------------- --------------- ----------------
     Total current assets                        1,500             43           482,015        (96,000)          387,558
Vessels and equipment (net)                          -        258,664         1,807,993              -         2,066,657
Advances due from subsidiaries                 263,105              -                 -       (263,105)                -
Investment in joint ventures                         -              -            56,354              -            56,354
Other assets (principally marketable
securities and
     investments in subsidiaries)            1,701,937              -           123,748     (1,701,937)          123,748
Goodwill                                             -              -            89,189              -            89,189
                                          ----------------- ------------- ---------------- --------------- ----------------
                                             1,966,542        258,707         2,559,299     (2,061,042)        2,723,506
                                          ================= ============= ================ =============== ================
LIABILITIES & STOCKHOLDERS'
EQUITY
Current liabilities                             22,320          7,574           255,661        (96,000)          189,555
Long-term debt and other long-term
liabilities                                    519,229              -           572,500              -         1,091,729
Due (from)/to affiliates                             -       (105,085)          425,788       (320,703)                -
                                          ----------------- ------------- ---------------- --------------- ----------------
     Total liabilities                         541,549        (97,511)        1,253,949       (416,703)        1,281,284
                                          ----------------- ------------- ---------------- --------------- ----------------
Minority interest                                    -              -            20,324              -            20,324
Stockholders' Equity
Capital stock                                  470,988             23             5,943         (5,966)          470,988
Contributed capital                                  -        369,307           136,766       (506,073)                -
Retained earnings (deficit)                    954,005        (13,112)        1,145,412     (1,132,300)          954,005
Accumulated other comprehensive loss                 -              -            (3,095)             -            (3,095)
                                          ----------------- ------------- ---------------- --------------- ----------------
     Total stockholders' equity              1,424,993        356,218         1,285,026     (1,644,339)        1,421,898
                                          ----------------- ------------- ---------------- --------------- ----------------
                                             1,966,542        258,707         2,559,299     (2,061,042)        2,723,506

      (See Notes 7 and 9)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
(unaudited)

                                                                       Nine Months Ended September 30, 2003
                                                     -------------- --------------- ------------- ------------ ---------------
                                                        Teekay       8.32% Notes                                   Teekay
                                                       Shipping       Guarantor     Non-Guarantor              Shipping Corp.
                                                         Corp.       Subsidiaries   Subsidiaries  Eliminations & Subsidiaries
                                                           $              $              $             $             $
                                                     --------------- -------------- ------------ ------------- ---------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                     --------------- -------------- ------------ ------------- ---------------
     Net cash flow from operating activities            (52,434)         16,211        390,041          -         353,818
                                                     --------------- -------------- ------------ ------------- ---------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                        138,509               -      1,540,788          -       1,679,297
Scheduled repayments of long-term debt                        -               -        (49,182)         -         (49,182)
Prepayments of long-term debt                                 -               -     (1,023,000)                (1,023,000)
Other                                                   (86,075)        (15,702)        95,868          -          (5,909)
                                                     --------------- -------------- ------------ ------------- ---------------
     Net cash flow from financing activities
                                                         52,434         (15,702)       564,474          -         601,206
                                                     --------------- -------------- ------------ ------------- ---------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                        -            (509)      (249,752)         -        (250,261)
Expenditures for purchase of Navion AS                        -               -       (704,734)         -        (704,734)
Proceeds from disposition of assets                           -               -         91,080          -          91,080
Other                                                         -               -        (39,783)         -         (39,783)
                                                     --------------- -------------- ------------ ------------- ---------------
     Net cash flow from investing activities                  -            (509)      (903,189)         -        (903,698)
                                                     --------------- -------------- ------------ ------------- ---------------
Increase in cash and cash equivalents                         -               -         51,326          -          51,326
Cash and cash equivalents, beginning of the period            -               -        284,625          -         284,625
                                                     --------------- -------------- ------------ ------------- ---------------
Cash and cash equivalents, end of the period                  -               -        335,951          -         335,951
                                                     =============== ============== ============ ============= ===============

                                                                      Nine Months Ended September 30 , 2002
                                                     --------------- -------------- ------------ ------------- ---------------
                                                        Teekay       8.32% Notes                                   Teekay
                                                       Shipping       Guarantor     Non-Guarantor              Shipping Corp.
                                                         Corp.       Subsidiaries   Subsidiaries  Eliminations & Subsidiaries
                                                           $              $              $             $             $
                                                     -------------- --------------- ------------- ------------ ---------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from operating activities            (68,951)        15,661         190,457           -        137,167
                                                     -------------- --------------- ------------- ------------ ---------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                              -              -          78,890           -         78,890
Scheduled repayments of long-term debt                        -              -         (34,676)          -        (34,676)
Prepayments of long-term debt                                 -              -          (8,000)          -         (8,000)
Other                                                    68,951        (11,792)        (80,633)          -        (23,474)
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from financing activities             68,951        (11,792)        (44,419)          -         12,740
                                                     -------------- --------------- ------------- ------------ ---------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                        -         (3,869)       (112,273)          -       (116,142)
Other                                                         -              -         (47,210)          -        (47,210)
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from investing activities                  -         (3,869)       (159,483)          -       (163,352)
                                                     -------------- --------------- ------------- ------------ ---------------
Decrease in cash and cash equivalents                         -              -         (13,445)          -        (13,445)
Cash and cash equivalents, beginning of the period            -              -         174,950           -        174,950
                                                     -------------- --------------- ------------- ------------ ---------------
Cash and cash equivalents, end of the period                  -              -         161,505           -        161,505
                                                     ============== =============== ============= ============ ===============

      (See Notes 7 and 9)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2003
PART I – FINANCIAL INFORMATION

ITEM 2 -	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

General

Teekay is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies worldwide. As at September 30, 2003, the Company’s fleet (excluding vessels managed for third parties) consisted of 149 vessels (including 46 vessels time-chartered-in, 13 newbuildings on order, and 4 vessels owned by joint ventures), for a total cargo-carrying capacity of approximately 15.6 million deadweight tonnes.

The Company’s net voyage revenues are derived from:

•	Spot voyages,
•	Time charters, whereby vessels are chartered to customers for a fixed period, and
•	Contracts of affreightment (“COAs”) whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time.

The Company’s fleet is divided into two main segments, the spot tanker segment and the fixed-rate segment.

The Company’s spot tanker segment consists of conventional crude oil tankers, oil/bulk/ore carriers (“OBOs”), and product carriers operating on the spot market or subject to time charters or COAs priced on a spot-market basis or short-term fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. All of the Company’s very large crude carrier (“VLCC”) fleet and Suezmax conventional tanker fleet and substantially all of the Company’s conventional Aframax, large product and small product tanker fleets are among the vessels included in the spot tanker segment. Net voyage revenues earned by the vessels in the spot tanker segment accounted for approximately 55% and 65% of the Company’s net voyage revenues for the three- and nine-month periods ended September 30, 2003, as compared to 71% and 72% for the same periods last year. These decreases are due primarily to the Company’s acquisition of Navion and its shuttle tanker fleet that is part of the Company's fixed-rate segment, partially offset by an increase in spot tanker rates compared to the same periods last year. The Company’s dependence on the spot market, which is within industry norms, contributes to the volatility of the Company’s revenues, cash flow from operations, and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets have historically exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The Company’s fixed-rate segment includes the Company’s shuttle tanker operations (Navion and Ugland Nordic Shipping (“UNS”)), floating storage and off-take (“FSO”) vessels, a liquid petroleum gas (“LPG”) carrier, and certain conventional crude oil, methanol and product tankers on long-term fixed-rate time-charter contracts or COAs. Net voyage revenues earned by the vessels in this segment accounted for approximately 45% and 35% of the Company’s net voyage revenues for the three- and nine-month periods ended September 30, 2003, as compared to 29% and 28% for the same periods last year. The Company’s shuttle tanker operations provide services to oil companies, primarily in the North Sea, under long-term fixed-rate COAs or time-charter agreements. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the offshore oil platforms, which generally reduces oil production. The Company currently has five newbuilding vessels on order in its fixed-rate segment, with two Suezmax tankers scheduled to deliver in the first quarter of 2004 (to be converted to shuttle tankers upon delivery) and three conventional crude oil tankers (two Suezmax and one Aframax tankers) expected to deliver in the fourth quarter of 2003 and early 2004. The three conventional crude oil tankers will be employed on 12-year contracts with ConocoPhillips when delivered, along with two other tankers that were delivered in September 2003. In August 2003, the Company entered into an agreement to provide an FSO vessel to Unocal Thailand for a minimum period of 10 years. Teekay’s 1988-built Aframax tanker, the Namsan Spirit, will undergo conversion in preparation for delivery to Unocal in April 2004.

Acquisition of Navion AS

In April 2003, Teekay completed its acquisition of 100% of the issued and outstanding shares of Navion for approximately $774.2 million in cash, including transaction costs of approximately $7 million. The Company made a deposit of $76.0 million towards the purchase price on December 16, 2002. The remaining portion of the purchase price was paid on closing. The Company funded its acquisition of Navion by borrowing under a $500 million 364-day facility (subsequently replaced by a $550 million revolving credit facility), together with available cash, and borrowings under other existing revolving credit facilities. Navion’s results of operation have been consolidated with the Company’s results commencing April 1, 2003.

Navion, based in Stavanger, Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of June 30, 2003, consisted of eight owned and 12 chartered-in vessels (excluding five vessels chartered-in from the Company’s shuttle tanker subsidiary UNS), provides logistical services to the Norwegian state-owned oil company, Statoil ASA, and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Navion’s modern, chartered-in, conventional tanker fleet, which as of September 30, 2003, consisted of 12 crude oil tankers, and 10 product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two FSO vessels currently trading as conventional crude oil tankers in the Atlantic region, three chartered-in methanol carriers, and one LPG carrier on long-term charter to Statoil. Through Navion Chartering AS, an entity owned jointly with Statoil, Navion has a first right of refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. In addition to tanker operations, Navion also constructs, installs, operates and leases VOC Equipment, which reduces volatile organic compound emissions during loading, transportation and storage of oil and oil products.

Acquisition of 50 % of Petrotrans Holdings Ltd.

On September 30, 2003, Teekay acquired 50% of the issued and outstanding shares of Petrotrans Holdings Ltd., the parent company of Skaugen Petrotrans Inc. (SPT). The acquisition was completed for approximately $25 million in cash, and an “earn-out element” to be calculated based on the financial performance of SPT over the next five years. The Company funded this acquisition with available cash.

SPT is a leading lightering company operating out of Houston, Texas. Lightering is the process of ship-to-ship transfer of oil cargo, which is required when vessels transporting oil are too large to enter ports that are not deep enough, or have narrow entrances or small berths. The lightering process consists of maneuvering a smaller tanker (service vessel) alongside the larger tanker, typically with both vessels underway. The service vessel transports the oil cargo to the port. SPT lighters approximately 1.1 million barrels of crude per day, or approximately 15% of all seaborne crude oil into US ports.

Critical Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates in the application of its accounting policies based on the best assumptions, judgments, and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a further description of the Company’s material accounting policies, see Note 1 to the Company’s consolidated financial statements for the year ended December 31, 2002 included in the Company’s Annual Report on Form 20-F filed with the SEC.

Revenue Recognition

The Company generates a majority of its revenues from voyage charters. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. Most shipping companies, including the Company, use the percentage of completion method.

In applying the percentage of completion method, management believes that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, the Company generally has information about the next load port and expected discharge port, whereas at the time of loading the Company normally is less certain what the next load port will be.

Vessel Lives and Impairment

The carrying value of each of the Company’s vessels represents its original cost at the time of delivery or purchase less depreciation calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life has become the prevailing standard. However, the actual life of a vessel may be different from the 25-year life, with a shorter life potentially resulting in an impairment loss.

On June 4, 2003, the European Union ("EU") Parliament passed legislation that will accelerate the phase-out of single-hull tankers between now and 2010, ban the carriage of heavy oils on single-hull tankers in European waters, and impose a Condition Assessment Scheme (“CAS”) for single-hull tankers older than 15 years. The regulations became effective on October 21, 2003, and immediately banned approximately 11 percent of the existing world tanker fleet from trading in European waters. Following the EU’s lead, in July 2003 the International Maritime Organization ("IMO") agreed to accelerate the phase-out of Category 1 tankers (single-hull tankers built prior to 1982) by 2005. None of the single-hull tankers the Company operates are Category I tankers. In addition, the IMO is considering an accelerated phase-out for the world’s remaining single-hull tankers — known as Categories 2 and 3 — but deferred its decision on this issue until its next meeting in December 2003. The IMO has indicated that it will also consider at that meeting a global ban on the carriage of heavy oils on single-hull tankers and the application of CAS to single-hull tankers over 15-years old. As of October 31, 2003, the Company owned fourteen single-hull Aframax tankers, one single-hull VLCC and one single-hull shuttle tanker.

If the EU regulations regarding Categories 2 and 3 tankers are adopted by the IMO, management believes that they could result in an impairment loss and higher depreciation expense for the Company related to a reduction of the estimated useful life of its single-hull vessels for accounting purposes. However, management believes that these regulations could also result in a tightening of the world tanker supply and a reallocation of affected tonnage. This could result in firmer tanker market conditions and increased tanker freight rates for modern vessels. The Company has not determined the impact, if any, that the adoption of these regulations will have on the Company’s results of operation or financial position.

The carrying values of the Company’s vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. The Company reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparing their carrying amount to future undiscounted cash flows that the assets are expected to generate over the useful remaining life. If vessels and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair market value.

Goodwill

The Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets” and as a result has discontinued amortization of goodwill effective January 1, 2002. Goodwill and other intangible assets with indefinite lives are tested for impairment annually or whenever an impairment indicator arises. An impairment test requires the Company to make estimates of future cash flows. If events or circumstances change, including reductions in anticipated cash flows generated by operations, goodwill could become impaired and result in a charge to earnings.

Results of Operations

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of “time-charter equivalent” (“TCE”) rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by voyage ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time-charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenues and TCE rates of the Company’s two reportable segments. See Item 1 — Notes to Consolidated Financial Statements: Note 14 – Segment Reporting.

Spot Tanker Segment

TCE rates for the vessels in the Company’s spot market segment primarily depend on oil production and consumption levels, the number of vessels scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of the Company’s dependence on the tanker spot market, any fluctuations in TCE rates will impact the Company’s revenues and earnings.

The average fleet size of the Company’s spot tanker fleet (including vessels chartered-in) increased 26.5% and 19.8%, respectively, for the three- and nine-month periods ended September 30, 2003, compared to the same periods last year, primarily due to the acquisition of Navion, and the delivery of three in-chartered newbuildings (two Aframax tankers delivered in April 2003 and August 2003, and a VLCC delivered in June 2003) and a vessel under capital lease (an Aframax tanker delivered in September 2003). These increases were partially offset by the disposal of 12 older tankers in the spot tanker segment during the nine-month period ended September 30, 2003. The average fleet size of the Company's owned spot tanker fleet decreased 7.8% and 4.1%, respectively, for the three- and nine-month periods ended September 30, 2003, compared to the same periods last year, primarily due to the aforementioned reasons.

Average TCE rates declined during the third quarter of 2003 from the very high levels in the previous quarter, mainly as a result of seasonal factors normally experienced in the summer months, and an increase in oil supplies from short-haul sources. However, charter rates increased in October 2003. During the third quarter, global oil supply increased from the previous quarter as non-OPEC producers increased their oil production. Iraqi oil production rebounded during the third quarter compared to the previous quarter, with most of the exports routed out of the Middle East. The increase in Iraqi oil production was partially offset as other Middle East OPEC oil producers reduced their production to make room for the resumption of Iraqi exports. In September 2003, OPEC members (excluding Iraq) voted to cut oil production by 0.9 million barrels per day (mb/d) effective November 1, 2003 in anticipation of further increases in Iraqi oil production. The Company’s average TCE rate for the vessels in its spot tanker segment decreased 31.3% to $18,387 for the three-month period ended September 30, 2003, from $26,761 for the previous quarter, but increased 38.5% from $13,278 for the quarter ended September 30, 2002. In addition, the Company’s average TCE rate for the vessels in its spot tanker segment increased 66.3% to $24,140 for the nine-month period ended September 30, 2003, from $14,518 for the same period last year.

Net voyage revenues for the spot tanker segment increased 73.6% to $150.5 million and 94.2% to $546.1 million, respectively, for the three- and nine-month periods ended September 30, 2003, from $86.7 million and $281.2 million for the same periods last year. These increases were primarily due to the increases in average fleet size and average TCE rates from the same periods last year.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and communication expenses, decreased 3.7% to $31.8 million and 0.9% to $95.8 million, respectively, for the three- and nine-month periods ended September 30, 2003, from $33.0 million and $96.7 million in the same periods last year. The decreases in vessel operating expenses were mainly attributable to the previously mentioned sale of older vessels, substantially offset by the increase in the number of vessels resulting from the acquisition of Navion.

Time-charter hire expense increased 338.4% to $50.1 million and 202.5% to $113.9 million, respectively, for the three- and nine-month periods ended September 30, 2003, from $11.4 million and $37.6 million for the same periods last year. The increases were due primarily to the acquisition of Navion and the previously mentioned delivery of three in-chartered vessels.

Depreciation and amortization expense increased 2.1% to $27.0 million and 5.3% to $81.7 million, respectively, for the three- and nine-month periods ended September 30, 2003, from $26.5 million and $77.6 million for the same periods last year. The increase in depreciation and amortization for the three- and nine-month periods ended September 30, 2003, was primarily attributable to the larger fleet size resulting from the Navion acquisition and increased drydock amortization substantially offset as a result of the previously mentioned vessel dispositions that took place during the nine-month period ended September 30, 2003. Drydock amortization was $6.0 million and $17.1 million, respectively, for the three- and nine-month periods ended September 30, 2003, compared to $4.5 million and $12.6 million for the same periods last year. The increases in drydock amortization were primarily due to an increase in the amount of work done in drydock and an increase in the frequency of required drydockings for older vessels.

Fixed-Rate Segment

The average fleet size of the Company’s fixed-rate segment (including vessels chartered-in) increased 177.7% and 114.2%, respectively, for the three- and nine-month periods ended September 30, 2003, compared to the same periods last year, primarily due to the acquisition of Navion as well as the addition of one shuttle tanker during the fourth quarter of 2002, two shuttle tankers during first quarter of 2003, and one shuttle tanker during the third quarter of 2003. In addition, the first two of five conventional tankers on 12-year charters to ConocoPhillips were delivered in the third quarter of 2003. The average fleet size of the Company’s owned fixed-rate segment increased 74.6% and 53.3%, respectively, for the three- and nine-month periods ended September 30, 2003, compared to the same periods last year, primarily due to the aforementioned reasons.

Net voyage revenues increased 244.8% to $124.4 million and 174.0% to $294.7 million, respectively, for the three- and nine-month periods ended September 30, 2003, from $36.1 million and $107.6 million for the same periods last year due primarily to the increase in fleet size.

Vessel operating expenses increased 106.9% to $23.5 million and 87.5% to $57.6 million, respectively, for the three- and nine-month periods ended September 30, 2003, from $11.4 million and $30.7 million for the same periods last year primarily due to the increase in fleet size. Other less significant reasons for the increases in vessel operating expenses were higher repair, maintenance and crewing costs, and the appreciation of the Norwegian Kroner against the U.S. Dollar.

Time-charter hire expense increased to $45.8 million and $88.5 million for the three- and nine-months periods ended September 30, 2003, from $nil for the same periods last year. The Company did not have any chartered-in tankers in the fixed-rate segment prior to the acquisition of Navion. As at September 30, 2003, the Company had 12 chartered-in shuttle tankers, three chartered-in methanol carriers, and one chartered-in LPG carrier.

Depreciation and amortization expense increased 111.1% to $22.9 million and 75.3% to $57.1 million, respectively, for the three- and nine-month periods ended September 30, 2003, from $10.8 million and $32.6 million for the same periods last year. The increases were mainly due to increased vessel cost amortization as a result of the increases in fleet size and the amortization of the estimated fair market value of the COAs the Company acquired as part of the Navion acquisition.

Other Operating Results

General and administrative expenses increased 68.3% to $24.1 million and 41.9% to $60.8 million, respectively, for the three- and nine-month periods ended September 30, 2003, from $14.3 million and $42.8 million for the same periods last year. These increases were primarily the result of the acquisition of Navion, and one-time costs relating to the consolidation of two of the Company’s offices in Australia, the planned closure of the Company’s Oslo office, and a one-time compensation expense.

Interest expense increased 48.7% to $21.8 million and 32.1% to $57.9 million, respectively, for the three- and nine-month periods ended September 30, 2003, from $14.7 million and $43.9 million for the same periods last year. The increases reflect the additional debt resulting from the purchase of Navion.

Interest income decreased 11.0% to $0.8 million in the three-month period ended September 30, 2003 from $0.9 million in the same period last year. This decrease was due to lower interest rates compared to the same period in 2002, partially offset by higher average cash balances. Interest income increased 9.0% to $2.9 million in the nine-month period ended September 30, 2003, from $2.7 million in the same period last year. This increase was primarily due to interest earned on higher average cash balances, partially offset by lower interest rates.

In connection with sales and proposed sales of vessels, the Company incurred write-downs of vessel values and losses on vessel sales of $5.8 million and $36.3 million, respectively, for the three- and nine-month periods ended September 30, 2003. There were no write-down on vessel values or losses on vessel sales for the same periods last year. See Item 1 — Notes to Consolidated Financial Statements: Note 13 – Write-Downs and Loss on Sale of Vessels.

Other loss for the three- and nine-month periods ended September 30, 2003 was $2.4 million and $23.4 million, respectively, and was primarily comprised of income taxes, write-down of available-for-sale securities, minority interest expense, and foreign exchange loss. Such other loss was partially offset by equity income from 50%-owned joint ventures, dividend income from Nordic American Tanker Shipping Ltd. (“NAT”), and a gain on disposition of available-for-sale securities. Income taxes for the three- and nine-month periods ended September 30, 2003 included $4.0 million and $3.0 million, respectively, in deferred income tax expense relating to unrealized foreign exchange gains. Other loss of $0.9 million and $9.3 million for the three- and nine-month periods ended September 30, 2002, was comprised primarily of income taxes, loss on disposition of available-for-sale securities, minority interest expense, partially offset by equity income from 50%-owned joint ventures, dividend income from NAT, and foreign exchange gains.

As a result of the foregoing factors, net income was $20.3 million and $170.8 million, respectively, for the three- and nine-month periods ended September 30, 2003, compared to $643,000 and $20.3 million for the same periods last year.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2003, the Company’s total cash and cash equivalents was $336.0 million, compared to $284.6 million at December 31, 2002. The Company’s total liquidity, including cash, short-term marketable securities and undrawn long-term borrowings, was $697.3 million as at September 30, 2003, up from $525.3 million as at December 31, 2002. The increase in liquidity was mainly the result of net proceeds from the Equity Units used to pre-pay a portion of the outstanding balance of the Company’s Revolvers and the net cash flow from operating activities generated during the first nine months of 2003, partially offset by cash used for capital expenditures (including the purchase of Navion and SPT), debt repayments, and payment of dividends. In the Company’s opinion, working capital is sufficient for the Company’s present requirements.

Net cash flow from operating activities increased to $353.8 million in the nine-month period ended September 30, 2003, from $137.2 million in the same period last year, mainly reflecting the significant increase in the Company’s average spot TCE rates and the increase in the Company’s fleet size.

Scheduled debt repayments were $49.2 million during the nine-month period ended September 30, 2003, compared to $34.7 million during the same period last year. Debt prepayments were $1,023.0 million during the nine-month period ended September 30, 2003, compared to $8.0 million during the same period last year. As previously mentioned, $500 million of the Company’s debt prepayments resulted from the Company funding its acquisition of Navion by borrowing under a $500 million 364-day facility which was subsequently replaced by a $550 million revolving credit facility.

As at September 30, 2003, the Company’s total debt was $1,749.4 million, compared to $1,130.8 million as at December 31, 2002. As at September 30, 2003, the Company’s Revolvers provided for borrowings of up to $931.3 million, of which $361.3 million was undrawn. The amount available under the Revolvers reduces semi-annually, by a combined $59.3 million, with final balloon reductions scheduled for one Revolver in 2006 and for the other two Revolvers in 2008. The Company’s 8.32% First Preferred Ship Mortgage Notes are due February 1, 2008 and are subject to a sinking fund which will retire $45.0 million principal amount of the 8.32% Notes on February 1 of each year, commencing 2004. The Company’s Equity Units and unsecured 8.875% Senior Notes are due May 18, 2006 and July 15, 2011, respectively. The Company’s outstanding term loans reduce in quarterly or semi-annual payments with varying maturities through 2013. See Item 1 – Notes to Consolidated Financial Statements: Note 7 – Long-Term Debt.

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited to $506.7 million as of September 30, 2003. Certain of the loan agreements require that a minimum level of free cash be maintained. As at September 30, 2003, this amount was $131.2 million.

Dividends declared during the nine months ended September 30, 2003 were $25.7 million, or 64.5 cents per share. Subsequent to September 30, 2003, the Company increased its quarterly dividend by 16 percent to $0.25 per share.

During the nine months ended September 30, 2003, the Company incurred capital expenditures for vessels and equipment of $227.1 million. These capital expenditures primarily represented the installment payments on the Company’s newbuildings. Cash expenditures for drydocking remained relatively stable at $23.2 million for the nine-month period ended September 30, 2003, compared to $23.0 million during the same period last year.

In July 2003, the Company purchased a 16 percent ownership interest in A/S Dampskibsselskabet Torm (“Torm”) for a total investment of approximately $37.3 million. See Item 1 — Notes to Consolidated Financial Statements: Note 4 – Investments in Marketable Securities. Torm’s common shares are listed on the Copenhagen Stock Exchange and its American Depository Shares are quoted on the NASDAQ. Headquartered in Copenhagen, Denmark, Torm is a leading carrier of refined petroleum products, operating three product tanker pools totaling over 60 vessels, including 21 owned vessels, as of September 30, 2003. In addition, Torm operates a drybulk carrier pool with 19 vessels.

As at September 30, 2003, the Company was committed to the construction of four Suezmax (including two scheduled for conversion to shuttle tankers upon delivery) and nine Aframax tankers. See Item 1 — Notes to Consolidated Financial Statements: Note 9 – Commitments and Contingencies.

The Company is also committed to a 15-year capital lease on an Aframax tanker that was delivered in September 2003. The lease will require minimum payments of $66.6 million (including a purchase obligation payment) over the remaining term of the lease.

The following table summarizes the Company’s long-term contractual obligations as at September 30, 2003 (in millions of U.S. dollars).

------------------------------------------ ---------- --------- --------- --------- --------- ----------- ----------

                                                2003      2004      2005      2006      2007  There-after     Total

------------------------------------------ ---------- --------- --------- --------- --------- ----------- ----------
Long-term debt                                  14.3     129.8     192.0     387.2     156.2       869.9    1,749.4
------------------------------------------ ---------- --------- --------- --------- --------- ----------- ----------
Chartered-in vessels (operating leases)         84.2     297.4     218.0     189.7     153.5       308.0    1,250.8
------------------------------------------ ---------- --------- --------- --------- --------- ----------- ----------
Commitment for chartered-in vessel
(capital lease)                                  1.1       4.1       4.1       4.1       4.1        49.1       66.6
------------------------------------------ ---------- --------- --------- --------- --------- ----------- ----------
Newbuilding and conversion installments         37.4     324.9     117.9                   -           -      480.2
------------------------------------------ ---------- --------- --------- --------- --------- ----------- ----------
VOC Equipment                                      -      42.0         -         -         -           -       42.0
------------------------------------------ ---------- --------- --------- --------- --------- ----------- ----------
  Total                                        137.0     798.2     532.0     581.0     313.8     1,227.0    3,589.0
------------------------------------------ ---------- --------- --------- --------- --------- ----------- ----------

The Company and certain subsidiaries of the Company have guaranteed their share of the outstanding mortgage debt in four 50%-owned joint venture companies. See Item 1 — Notes to Consolidated Financial Statements: Note 9 – Commitments and Contingencies.

In February 2003, the Company completed its offering of Equity Units for gross proceeds of $143.75 million. See Item 1 — Notes to Consolidated Financial Statements: Note 7 – Long-Term Debt.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional shares of capital stock.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended September 30, 2003 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s operations, performance and financial condition, including, in particular, statements regarding: TCE rates; future capital expenditures, including the expected cost of VOC Equipment; delivery dates of newbuildings; the impact on the Company’s operations and business resulting from the acquisition of SPT; utilization of the Company’s fleet; the effect of changes in applicable regulations on the tanker market, tanker rates and the Company, including potential impairment losses and higher depreciation expenses; and the Company’s growth strategy and measures to implement such strategy. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; changes in the offshore production of oil; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in typical seasonal variations in tanker charter rates; the Company’s dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation, including without limitation, adoption by the IMO of regulations phasing out Category 2 and 3 tankers, and the imposition of freight taxes and income taxes; the Company’s potential inability to achieve and manage growth; risks associated with operations outside the United States, including political instability; currency exchange rate fluctuations; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures or Company expansion; and other factors detailed from time to time in the Company’s periodic reports, including its Form 20-F for the year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2003
PART I – FINANCIAL INFORMATION

ITEM 3 -	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from foreign currency fluctuations, changes in interest rates, and bunker fuel prices. The Company uses forward currency contracts, interest rate swap agreements, and bunker fuel swap contracts to manage currency, interest rate, and bunker fuel price risks, but does not use these financial instruments for trading or speculative purposes. See Item 1 — Notes to Consolidated Financial Statements: Note 12 — Derivative Instruments and Hedging Activities.

The following table sets forth the magnitude of these foreign exchange forward contracts, interest rate swap agreements, and bunker fuel swap contracts:

                                                Contract               Carrying Amount                 Fair
(in USD 000's)                                   Amount            Asset         Liability             Value
------------------------------------------- ------------------ -------------- ----------------- --------------------
September 30, 2003 - unaudited
Foreign Exchange Forward Contracts          $    162,181       $   12,275        $         -        $    12,275
Interest Rate Swap Agreements                    710,000                              13,798            (13,798)
Bunker Fuel Swap Contracts                         1,260              266                                   266
Debt                                           1,749,405                           1,749,405         (1,809,607)

December 31, 2002
Foreign Exchange Forward Contracts          $     65,821       $      545         $        -        $       545
Interest Rate Swap Agreements                     20,000                -                802               (802)
Bunker Fuel Swap Contracts                         2,366              254                  -                254
Debt                                           1,130,822                -          1,130,822         (1,143,753)
------------------------------------------- ------------------ -------------- ----------------- --------------------

For a more comprehensive discussion related to the general characteristics of Quantitative and Qualitative Disclosures about Market Risk, please refer to Item 11 — Quantitative and Qualitative Disclosures about Market Risk contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2003
PART II – OTHER INFORMATION

Item 1 – Legal Proceedings
               None

Item 2 – Changes in Securities
               None

Item 3 – Defaults Upon Senior Securities
               None

Item 4 – Submission of Matters to a Vote of Security Holders
               None

Item 5 – Other Information
               None

Item 6 – Exhibits and Reports on Form 6-K

a.	Exhibits

15.1	Letter from Ernst & Young LLP, as independent chartered accountants, dated November 14, 2003, regarding unaudited interim financial information.

b.	Reports on Form 6-K

(i)	On July 11, 2003 the Company filed a copy of its press release on Form 6-K with respect to its acquisition of 2,906,000 shares of A/S Dampkibsselskabet TORM.

(ii)	On July 22, 2003 the Company filed a copy of its press release on Form 6-K with respect to the announcement of the appointment of a new Director.

(iii)	On July 24, 2003 the Company filed a copy of its press release on Form 6-K with respect to its results for the quarter ended June 30, 2003.

(iv)	On August 14, 2003 the Company filed a copy of its press release on Form 6-K with respect to its contract with Unocal Thailand to provide a Floating Storage Offtake vessel.

(v)	On September 3, 2003 the Company filed a copy of its press release on Form 6-K with respect to a contract to provide two shuttle tankers on long-term charter to Petrobras Transporte S.A. (Transpetro), a wholly owned subsidiary of Petroleo Brasileiro S.A..

(vi)	On September 11, 2003 the Company filed a copy of its press release on Form 6-K with respect to its acquisition of 50% of Skaugen PetroTrans.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•    REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•    REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
•    REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Senior Vice-President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (“Teekay”), in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related Prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated October 23, 2003, relating to the unaudited consolidated interim financial statements and the financial schedule listed in Index: Item 1 of Teekay and its subsidiaries that is included in its interim report (Form 6-K) for the quarter ended September 30, 2003

Pursuant to Rule 436(c) of the Securities Act of 1933 our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada, November 14, 2003	/s/ ERNST & YOUNG LLP Chartered Accountants